

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via Facsimile
Noland Granberry
Chief Financial Officer
Silicon Image, Inc.
1140 East Arques Avenue
Sunnyvale, CA 94085

> **Re: Silicon Image, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 000-26887**

Dear Mr. Granberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Note 1 – The Company and Its Significant Accounting Policies, page 62

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets, page 67

1.   We note that you recorded an impairment of intangible assets of $8.5 million in the fourth quarter of 2011. We further note from your disclosures in the Form 8-K dated February 29, 2012 that the original impairment charge was $4.2 million but was revised subsequent to the publication of the initial earnings release to $8.5 million based on recent information you received that impacted your estimate as of December 31, 2011 regarding the extent and manner a licensee would use the technology. Please explain to us the nature of the new information you received, including how it changed from your original

expectations and the reasons for the changes. In this regard, explain why you concluded it was appropriate to adjust the impairment charge recorded in 2011 for the new information received in 2012.

2.   We note the significance of your goodwill as a result of your acquisition of SiBEAM, Inc. Please expand your disclosures in future filings to more specifically describe how you test goodwill for impairment. Please describe the two-step impairment testing model and /or qualitative assessment you perform. Also disclose when you perform your annual impairment testing.

Note 4 – Investment in an Unconsolidated Affiliate, page 79

3.   We note that you recorded $994 of equity in net loss of an unconsolidated affiliate in 2011. Please explain to us how you have considered the requirements of Rule 4-08(g) of Regulation S-X relating to this 50% or less owned investee. In this regard, provide us with your calculations of the significance of the investee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please call Martin James, Senior Assistant Chief Account at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief